FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of January 2005

Commission file number 0-13391

SAMEX MINING CORP.

_____________________________________________________________________________

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

______________________________________________________________________________

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X

Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ____

No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.)

Exhibits

Exhibit 1    Press Release Dated January 21, 2005

Exhibit 2    Material Change Report

NEWS RELEASE - No. 1-05

 January 21, 2005

EXPLORATION DRILLING UPDATE - EXPLORATION AREA II - LOS ZORROS PROPERTY, CHILE

(SAMEX has changed the nomenclature used to identify specific areas of focus within Los Zorros to better reflect the expanding number, size and diversity of targets being defined as exploration continues.  Previously described "Targets I through VII" will now be referred to as "Exploration Areas I through VII".  Within each "Exploration Area", there may occur unique areas of focus that will be alphabetically labeled "Targets A, B, C etc.".)

Phase one reconnaissance drilling and trenching in Exploration Area II has identified four important prospective targets (A through D) for gold (-silver) and copper-gold mineralization.  The four targets are spatially separate and distinctly different from each other with respect to geologic setting and features of the mineralization.  Two holes, ML-04-01 and ML-04-02 were drilled in the Target A area where gold-mineralized mantos and underlying thick hydrothermal breccia was intersected and could comprise an extensive zone along the contact and outer margin to a sill-like porphyritic diorite intrusion.  Target B is a thick, gold-bearing mantos interval positioned and concealed beneath a diorite sill and represents a "blind" discovery crossed by two holes, ML-04-06 and F-04-02.  Target C is a stockwork-veined porphyritic intrusion with strongly anomalous copper-gold-mercury content which is concealed beneath pampa cover and was discovered by the drilling of hole ML-04-03.  Trenching and sampling exposed Target D where gold mineralization is hosted in silicified and clay-altered quartz-eye porphyritic intrusion.  Drill testing of Target D is expected to be conducted as a part of phase two drilling.

A greater exploration picture is starting to emerge over Los Zorros in that a major, copper-gold-mineralized porphyry intrusion center, previously described in News Release No. 8-04, occurs within Exploration Area I, (previously identified as Target I)), and a second copper-gold-mineralized porphyry intrusion is also located more than 2 kilometers southeast beneath Exploration Area II (comprising Target C).  This second porphyry intrusion is likely the source for the distally positioned breccia- and mantos-hosted gold-silver mineralization of Targets A, B and possibly D.

The Los Zorros property has been expanded to cover more than 50 square kms of a district with highly prospective geology and a long history of near surface gold/silver/copper mining activity.  The Company's current program is exploring in Exploration Areas I, II and III, which are only a portion of the seven exploration areas that have been identified to-date.  The Los Zorros property has strong potential for the discovery of large base and precious metal deposits. Continuing exploration efforts will be geared to defining substantial quantities of ore-grade material.

Following are more details concerning Targets A, B, C and D in Exploration Area II:

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

S   A   M   E   X          M   I   N   I   N   G          C   O   R   P.

Target A - Core drill hole ML-04-01 was aimed inclined (-45o west) to test shallow, mantos-hosted gold mineralization prospected with small mine workings.  The mantos zone was intersected between drilling depths of 27.0 to 31.7 meters and was found to be comprised of a vuggy silica, clay-altered and replaced interval within perhaps what was a volcanic unit (tuffaceous (?)) or volcaniclastic rock.  Abundant, disseminated, fine-grained pyrite is also present.  The gold content ranges from 1.240 g/mt to 4.140g/mt and averages 2.579 g/mt with a silver average credit of 15.9 g/mt over a true width of 4.4 meters.  Of importance, the gold-mineralized mantos occurs within a very wide halo of strongly anomalous gold values (see weighted average geochemical results below).  The hangingwall interval to the mantos (5.40 to 27.0 meters depth) averages 0.275 g/mt gold and the entire footwall interval of mostly silicified/clay-altered hydrothermal breccia (31.7 meters to 102.7 meters) averages 0.167 g/mt gold.  Below the mantos, mercury in minor anomalous amounts is the primary pathfinder metal associated with the anomalous gold; a few scattered anomalous values of silver, arsenic, and copper are also present.   The drilling results show that the gold-mineralized mantos interval is positioned at the contact between hydrothermal breccia below and perhaps layered tuffaceous and/or volcaniclastic rocks above.  The hole was allowed to go to a drilling depth of 230.25 meters and the hydrothermal breccia was found to meld down into the fine-grained chilled upper part of an altered diorite intrusion (sill (?)).  The breccia may be the result of auto-brecciation processes in the outer contact zone of the intrusion which occurred when a great influx of water was encountered causing explosive quenching.  Below the base of the breccia, the intensity of alteration (silicification and pyritization) gradually diminishes downward and only a few spaced intervals of weakly anomalous gold were intersected between 102.70 to 167.35 meters drilling depth.  At the surface, the layered rocks and gold-mineralized mantos appear to have a gentle south-southeastward dip (+/-20o) and the top and possibly the base of the breccia may share this attitude, but more drilling will be needed to confirm this tabular shape of the breccia body.  Significantly this hole divulged a highly prospective, thick interval of altered/silicified hydrothermal breccia which is a highly favorable host rock for gold mineralization.

*Analytical results are received in parts per million (ppm).  1ppm = 1 gram/metric tonne (g/mt)

Significant Geochemical Analytical Results For The Upper Part Of Drill Hole ML-04-01

From - To meters	Width meters	Au g/mt	Ag g/mt	Notes
5.40-102.70	97.30	0.302		Average gold content from near surface to vertical depth of 78.70 meters.
And Incl. 5.40-27.00	21.6	0.275		Oxidized, strongly altered, layered sequence of volcanic and/or volcaniclastic rocks; quenched intrusive sill another possibility. No anomalous mercury or other pathfinder elements.
And Incl. 27.00-31.70	4.70	2.579	15.9	Vuggy silica/disseminated pyrite; Weakly anomalous Hg, As, and Cu present.
And Incl. 31.70-57.45	25.75	0.203		Hydrothermal breccia, silicified/clay-altered with abundant disseminated pyrite.
Or Incl. 5.40-57.45	52.05	0.448		Average grade essentially from surface to vertical depth of approximately 44.0 meters at drill hole location.

A second drill hole, ML-04-02, in Target A was sited 100 meters to the north of the first hole and across an east-west-trending fault structure.  This drill hole was aimed steeply west at an inclination of -70o and intersected silicified and brecciated intrusive rock with anomalous gold content from 16.90 to 52.00 meters (see weighted average geochemical results below).  This interval seems more similar in character to the base of the hydrothermal breccia and upper altered part of the porphyritic diorite intrusion intersected in hole ML-04-01 suggesting that, within this narrow structural block, the bulk of the breccia and capping gold-mineralized mantos may have been uplifted and eroded off at the second drill hole location.   At depth within

the intrusion, hole ML-04-02 did encounter narrow intervals of gold- and copper-gold mineralized, anhydrite-pyrite-chalcopyrite veins/veinlets and associated haloes of clay-silica-pyrite alteration.

Significant Geochemical Analytical Results For The Upper Part Of Drill Hole ML-04-02

From-To meters	Width meters	Au g/mt	Cu %	Notes
16.90 - 52.00	35.10	0.360

Oxidized to 24.30 meters drilling depth.  Some hydrothermal breccia, mostly clay-altered and silicified brecciated intrusive rock.  Abundant fine-grained pyrite.  Intervals of anomalous amounts of Ag, Hg, and Cu present.

171.60 - 204.90	33.30	0.501
And Incl. 175.60 - 181.40	5.80	0.362		Anhydrite veinleted with silica-clay-pyrite alteration haloes. Anomalous silver, mercury and few arsenic values.
And Incl. 185.60 - 193.90	8.30	0.886		Silica-pyrite-clay-altered brecciated interval. Anomalous silver, mercury and few arsenic values.
And Incl. 195.00 - 199.00	4.00	1.510		Anhydrite veinleted with silica-clay-pyrite alteration haloes. Anomalous silver, copper, mercury and arsenic values.
236.90 - 240.55	3.65	0.127	0.12	Crackle breccia occurrence with anomalous silver.
242.45 - 243.20	0.75	0.210	0.79	Anhydrite veinleted with silica-clay-pyrite alteration haloes; minor anomalous silver.
245.60 - 247.20	1.60	0.041	1.40	Anhydrite veinleted with chalcopyrite and silica-clay-pyrite alteration haloes; no anomalous silver or pathfinder metals.
264.30 - 265.60	1.30	0.242	0.225	Crackle breccia occurrence with anomalous silver, mercury, and few arsenic values.

While drill hole ML-04-02 may limit the northward extent of the gold-mineralized mantos and breccia, the thickness, intensity of alteration, and even distribution of anomalous gold values throughout the rock intersected in ML-04-01 suggest that Target A could be extensive and underlie, at relatively shallow depths, the area immediately to the east and south of this latter drill hole.  In phase-two drilling, a series of spaced short drill holes progressively stepping out from ML-04-01 will be positioned to continue searching for better grade mineralization comprising a bulk-tonnage, gold deposit amenable to low-cost, open-pit mining.

Target B - 600 meters west of Target A, drill hole ML-04-06 was drilled inclined -50o westward to investigate the interesting gold and copper geochemical results intersected in a reverse-circulation hole drilled by a previous party.  The core hole penetrated down through a diorite sill to +/-125 meters drilling depth, then underlying andesite volcanic rocks, and then entered into strongly altered, layered and stratified sedimentary rocks including: fine-grained calcareous silts, marls, volcaniclastic rocks and a meta-evaporite sequence of bedded gypsum and anhydrite.  The sedimentary rocks overlying the evaporite rocks are strongly silicified and replaced possibly with some fine-grained barite, and have a vuggy texture containing drusy crystalline quartz and Fe-carbonate (ankerite (?)) plus variable amounts of pyrite.  The underlying sequence including the lower part of the anhydrite unit is replaced by variable amounts of banded massive pyrite and specular hematite. A second drill hole, F-04-02, was sited 170 meters to the west, aimed eastward inclined at -50o  and made a similar intersection crossing through the prospective stratigraphic interval.  Projecting the contacts of the prospective zones between the two intersections indicates the prospective zone dips gently to the east or southeast. In both holes, the altered packages of sedimentary rock below and above the gypsum-anhydrite unit were found to contain anomalous amounts of silver, copper, mercury, and arsenic.  Upper and lower subintervals of anomalous gold importantly also occur within the altered sedimentary rock packages.  The geologic setting of reactive calcareous sedimentary rocks, character of the alteration (silicification) and geochemical signature (see weighted average geochemical results below) of prominently anomalous amounts of pathfinder metals: mercury and arsenic suggest that the intersected thick mantos interval could be the more-distal, low-grade part to a large epithermal gold-silver deposit.  Drill holes ML-04-07 and F-04-01, also drilled in Target B, have yet to be logged, sampled and assayed.  Drilling a series (fences) of vertical holes spaced at 150 meters apart will be required during a phase-two drill program to determine if there is a gradient of improving gold and silver grades which can be followed into a discovery.

Significant Geochemical Analytical Results For Drill Hole ML-04-06

From - To meters	Width meters	Au g/mt	Ag g/mt	Cu ppm	Hg ppm	As ppm	Notes
140.50 - 147.65	7.15	0.825	0.317	900	0.318	292	Epidote-chlorite-actinolite-specular hematite replaced andesitic volcanic unit.
151.75 - 152.10	0.35	3.820	7.40	245	0.710	1935	Banded pyrite-silica layer.
159.85 - 202.50	42.65	0.142	4.96	132	0.636	369	Entire upper interval - altered sedimentary rock stratigraphic package.
Incl. 159.85 - 165.05	5.20	0.473	4.49	184	0.955	1303	Upper anomalous gold interval - silicified-Fe-carbonate-pyrite altered calcareous sedimentary rocks.
167.05 - 171.35	4.30	0.199	4.95	417	0.336	128	Anomalous gold interval - silicified-Fe-carbonate-pyrite altered calcareous sedimentary rocks.
221.40 - 241.75	20.35	0.252	3.12	108	0.358	282	Entire lower interval - altered sedimentary rock and evaporate stratigraphic package.
Incl. 232.35 - 238.30	5.95	0.860	2.13	53	0.396	321	Lower anomalous gold-interval- altered sedimentary rock and evaporate stratigraphic package.

Significant Geochemical Analytical Results For The Upper Part Of Drill Hole F-04-02

From - To meters	Width meters	Au g/mt	Ag g/mt	Cu ppm	Hg ppm	As ppm	Notes
4.70 - 18.35	13.65	0.140	1.88	5219	0.325	135	Barite vein zone; strongly oxidized.
Incl. 6.00 - 7.00	1.00	0.510	3.00	51800	0.380	173	Copper wad and atacamite mineralized interval.
65.30 - 68.90	3.60	0.740	0.87	3397	0.100	30	Breccia zone.
161.55 - 255.00	93.45	0.179	3.60	120	0.154	206	Entire interval - altered sedimentary rock and evaporate stratigraphic package.
Incl. 161.55 - 170.40	8.85	0.576	3.63	337	0.209	899	Upper anomalous gold interval - silicified-Fe-carbonate-pyrite altered calcareous sedimentary rocks.
225.00 - 242.75	17.75	0.438	2.17	31	0.090	165	Lower anomalous gold interval.

Target C - 300 meters north of Target A, drill hole ML-04-03 was drilled in covered pampa as an eastward inclined (-50o) hole to investigate the interesting geochemical results for gold, silver, and copper intersected in an earlier reverse-circulation hole drilled by a previous party.  The hole penetrated a strongly altered porphyritic diorite intrusion to a final depth of 537 meters (approximately 400 meters vertical depth).  In the upper part of the drill hole (i.e. 124.00 to 318.30 meters), the intrusive is cut by numerous (>5 veinlets/meter to >20veinlets/meter) anhydrite veinlets and veins, a few well-mineralized with conspicuous globs of chalcopyrite.  Below 318.30 meters to 445.00 meters, complicated and abundant (to 40 veinlets/meter) quartz-pyrite stockwork veinleting dominates.  This latter style of veinleting returns to moderate abundance from 486.00 meters to the bottom of the hole.  Minor visible chalcopyrite is observed in some of the quartz veinlets.   In the drill hole, the intrusion retains, in many places, a relict propylitic alteration (chlorite-magnetite-pyrite), but is largely converted by a second alteration to clay-silica-pyrite and locally quartz-sericite-pyrite.  This superposed hydrous alteration is related to the emplacement of the anhydrite and quartz -pyrite veining and chalcopyrite mineralization.  Essentially, the entire drill hole contains anomalous copper (>100 ppm to mostly <1000 ppm) (see weighted average geochemical results below) and, anomalous amounts of gold (>0.100 ppm to 0.480 ppm), in addition, are also present over numerous, some long, intervals (see weighted average geochemical results below).  Elevated amounts (10 ppm to 64 ppm) of molybdenum also appear from a depth of 498.45 meters to the bottom of the hole.  One anhydrite-veined zone of more intense chalcopyrite mineralization runs 1.84% Cu over a 2.75 meter width.  The nature of the pervasive alteration and associated heavy pyritization suggests that the hole penetrated across the outer (east (?)) margin of a porphyry copper intrusion and that the centrally positioned potassic-altered, copper-gold-mineralized core lies to the west of the drill hole.  Two holes ML-04-04 and -05 were drilled in covered pampa to the east of ML-04-03 and results show that these were located outside of the  altered and mineralized portion of the intrusion.  Further drilling will be carried out in the phase-two drill program to pursue Target C beneath covered pampa to the west of drill hole ML-04-03.

Significant Geochemical Analytical Results For Copper For Drill Hole ML-04-03

From - To meters	Width meters	Au g/mt	Ag g/mt	Cu ppm	Hg ppm	As ppm	Notes
124.1 - 536.9	412.8	0.120	0.481	513	0.29	27
And Incl. 124.10 - 183.50.	59.40	0.078	0.262	182	0.05	9
And Incl. 189.50 - 228.50	39.00	0.049	0.193	166	0.03	4
And Incl. 235.50 - 244.60	9.10	0.061	0.528	277	0.09	17
And Incl. 247.90 - 317.30	69.40	0.139	1.16	1440	0.78	72
Which Incl. 295.00 - 297.75	2.75	0.185	10.10	18407 (1.84%)	5.67	620	Anhydrite veinleted interval with chalcopyrite; also contains 843 ppm Sb.
And Incl. 319.30 - 396.80	77.50	0.083	0.543	244	0.47	24
And Incl. 412.70 - 536.90	124.20	0.188	0.35	567	0.15	22

Geochemical Analytical Results For Gold For Drill Hole ML-04-03

From - To meters	Width meters	Au g/mt
88.10 - 94.10	6.00	0.375
124.10 - 147.50	23.40	0.127
275.95 - 287.00	11.05	0.435
289.30 - 300.30	11.00	0.152
312.30 - 317.30	5.00	0.194
319.30 - 324.30	5.00	0.145
330.00 - 346.25	16.25	0.157
379.95 - 385.75	5.80	0.124
401.80 - 429.95	28.15	0.347
432.10 - 520.30	88.20	0.168

Target D - 1500 meters west of Target A, a series of four, east-west-oriented trenches were excavated across an area of outcropping ridges of intrusive diorite previously prospected with old pits.  Two trenches (TMW-9 and TMW-10) are positioned on the south side of an east-west quebrada (dry gulch) and lie end to end to comprise one 220-meter long cut.  These trenches expose iron oxide-stained, clay-alteration and silicification with significantly anomalous gold content (see weighted average geochemical results below (0.207g/mt over 36m and 0.326 g/mt over 180 m)) over a combined true length of approximately 200 meters.  The anomalous gold values are cut off toward the east end of trench TMW-10, but remain open ended to the west.  Weakly anomalous copper values (123 ppm to 400 ppm) are associated with the anomalous gold values in some samples.  No anomalous levels of silver or pathfinder metals (mercury, arsenic, or antimony) are present. Two trenches, TMW-11 and TMW-13, on the north side of this quebrada did not encounter these anomalous levels of gold values distributed consistently from sample to sample and the intrusive rock is distinctly less altered.  Trench TMW-11, which is due north of TMW-9 and TMW-10, did encounter low-level detectible gold in all samples and a few values are at anomalous levels (0.114 ppm to 0.377 ppm).  Trench TMW-13, which lies west of trench TMW-11, also exposed numerous intervals with detectible to anomalous gold values.  A fault with perhaps lateral displacement is likely present beneath the quebrada suggesting the gold-mineralized zone intersected by trenches TMW-9 and TMW-10 is offset in right-lateral fashion a short distance to the east.  During the phase-two program, further trenching and geologic investigations will be carried out in this newly discovered area of highly anomalous gold mineralization and will include core drilling beneath trenches TMW-9 and TMW-10.

Geochemical Analytical Results For Gold For Trenches TMW-9 to TMW-11.

Trench	Sample Series	Sample Length meters	Au g/mt	Notes
TMW-9	001-036	36.0	0.207	Entire Trench
TMW-10	001-060	180.0	0.326	Entire Trench
Incl. TMW-10	002-047	138.0	0.405	Subinterval
Incl. TMW-10	037-042	18.0	1.026	Central Subinterval
TMW-11	001-023	69.0	0.063	Entire Trench

The phase-one drilling program has now been completed and includes more than 8600 meters of core drilling in Exploration Areas I, II and III.  Logging, sampling and analysis of drill holes and additional trenches is continuing.  Additional exploration updates will be issued as the data is compiled and evaluated.

"Robert Kell"

Vice-President Exploration

This News Release has been prepared by Robert Kell, Vice President - Exploration for SAMEX MINING CORP. and Philip Southam, P. Geo.  Mr. Kell and Mr. Southam are "qualified persons" pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.  All geochemical analyses were performed by ALS Chemex, an internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.   This News Release includes certain "forward looking statements".

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

S   A   M

     S   A   M   E   X      M   I   N   I   N   G      C   O   R   P .

301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

January 21, 2005

BC Securities Commission

filed on SEDAR

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC  V7Y 1L2

Dear Sirs:

RE: Material Change Report

Enclosed herewith for filing are the following:

The foregoing accurately discloses the material change referred to herein.

1.

BC Form 53-901F - Material Change Report; and

2.

Copy of the Company's News Release No. 1-05 dated January 21, 2005.

Yours truly,

"Brenda L. McLean"

Corporate Secretary

/blm

Encl.

cc:  TSX Venture Exchange - filed on SEDAR

      Alberta Securities Commission - filed on SEDAR

      US Securities Commission - filed on EDGAR

This is the form of a material change report required under Section 85(1) of the British Columbia Securities Act and Section 151 of the British Columbia Securities Rules.

BC FORM 53-901F

(Previously Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT

Reporting Issuer

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488

Fax:  (604) 870-9930

Date of Material Change

January 21, 2005

Press Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on January 21, 2005 and was disseminated through the wire services of Stockwatch, Market News Publishing and Stockhouse News.

Summary of Material Change

Drill results from Exploration Area II, Los Zorro property, Chile.

Full Description of Material Change

Drill results from Exploration Area II, Los Zorro property, Chile.  Please refer to attached News Release.

Reliance on Section 85(2) of the Act

This report is not being made on a confidential basis.

Omitted Information

Not applicable

Senior Officers

To facilitate any necessary follow-up by the Commission, please contact Larry McLean, Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Abbotsford, British Columbia, the 21st day of January, 2005.

"Larry D. McLean"

Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP.

        (Registrant)

By:      "Larry D. McLean"

           Vice President, Operations

Dated:  January 21, 2005